FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 19, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces first quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 19, 2015

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, May 19, 2015 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the first quarter ended March 31, 2015.

Revenues from fixed income real estate totaled $3.3 million for the quarter ended March 31, 2015, compared to revenues of $3.5 million for the first quarter of 2014.

Net Loss attributable to Optibase Ltd shareholders for the quarter ended March 31, 2015 was ($139,000) or ($0.03) per basic and diluted share, compared to a net income of $214,000 or $0.04 per basic and diluted share for the first quarter of 2014.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares for each period.

As of March 31, 2015, we had cash, cash equivalents and other financial investments, net, of $22.3 million, and shareholders' equity of $78.7 million, compared with $22.9 million, and $77.1 million, respectively, as of December 31, 2014.

The results for the first quarter of 2015 include acquisition related costs of $364,000 incurred by acquisition of retail portfolio of 27 commercial properties in, Germany. For further details please see our announcement dated December 19, 2014.

Amir Philips, Chief Executive Officer of Optibase commented on the first quarter results; "During the first quarter we continued operating our real estate portfolio and were able to lower our operating costs. Acquisition related expenses, attributed to a new transaction in Germany, have affected the quarter results, resulting in a net loss which does not reflect our ongoing operating stability. Overall we believe our operating fundamentals remain stable and we expect the completion of our acquisition in Germany by the end of the second quarter while at the same time we continue looking for additional opportunities to further expand our real estate portfolio".

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/ 2

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2015

	Three months ended
	March 31	March 31
	2015	2014
	$	$
	Unaudited	Unaudited

Fixed income real estate rent	3,305	3,546
Cost and expenses:
Cost of real estate operation	625	703
Real estate depreciation and amortization	856	1,040
General and administrative	396	469
Acquisition related costs	364	-
Total cost and expenses	2,241	2,212
Operating income	1,064	1,334

Equity share in losses of associates, net	(33)	(46)
Other Income	95	109
Financial expenses, net	(349)	(311)

Income before taxes on income	777	1,086
Taxes on income	(379)	(362)

Net income	398	724

Net income attributable to non-controlling interests	537	510
Net income (Loss) attributable to Optibase LTD	(139)	214

Net income (Loss) per share :
Basic and Diluted	$(0.03)	$0.04

Number of shares used in computing Earnings per share
Basic	5,133	5,126
Diluted	5,133	5,135

Amounts in thousands

2

OPTIBASE REPORTS/ 3
Condensed Consolidated Balance Sheets

	March 31, 2015	December 31, 2014
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	22,319	22,902
Trade receivables	300	286
Other accounts receivables and prepaid expenses	1,942	1,396
Total current assets	24,561	24,584

Long term deposit	52	54
Investments in companies and associates	7,520	7,553
Long term investments	7,572	7,607

Real Estate Property, net	189,466	185,204
Other assets, net	572	609
Total property equipment and other assets	190,038	185,813

Total assets	222,171	218,004

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,463	2,401
Accounts payable and accrued expenses	4,876	4,991
Other short term liabilities	404	539
Total liabilities attributed to discontinued operations	2,139	2,153
Total current liabilities	9,882	10,084

Long term liabilities:
Deferred tax liabilities	14,601	14,237
Land lease liability, net	6,671	6,528
Long term loans, net of current maturities	112,328	110,080
Total long term liabilities	133,600	130,845

Total shareholders’ equity of Optibase Ltd	58,012	57,439
Non-controlling interests	20,677	19,636
Total shareholders' equity	78,689	77,075

Total liabilities and shareholders’ equity	222,171	218,004

Amounts in thousands

3